UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 10, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On May 10, 2011, NXP Semiconductors N.V. (the “Company”) announced that Mr. Eric P. Coutinho has resigned as non-executive director of the Company as per the same date. The Company respects Mr Coutinho’s decision to step down from the board of directors and greatly appreciates his contribution to the Company since its separation from Philips in September 2006.

In accordance with the shareholders’ agreement between Philips and the Private Equity Consortium holding shares in the Company, Philips has nominated Mr. Viki Bhatia as non-executive director of the Company. The proposal to appoint Mr. Bhatia as non-executive member of the Company’s board of directors will be dealt with during the 2011 annual general meeting of shareholders of the Company, which meeting will be held on May 26, 2011 in Eindhoven, The Netherlands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 10th day of May 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO